SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


			       Capital Trust-CL A
---------------------------------------------------------------------------
                                (Name of Issuer)

                            	 Common STOCK
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14052H506
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
                                 ---------------
                (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

  [X] Rule 13d-1(b)
  [ ] Rule 13d-1(c)
  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP Number  14052H506                                PAGE 1 OF 5 PAGES


1. Name of Reporting Person
           Adelante Capital Management LLC

          S.S. or I.R.S. Identification No. of Above Person
           I.R.S. No. 943219135


2.   Check the Appropriate Box if a Member of a Group*
                  (a)  [ ]
                  (b)  [ ]

3.   SEC USE ONLY

4.   Citizenship or Place of Organization:  Delaware

5.   Sole Voting Power
                           None
6.   Shared Voting Power
                           None
7.   Sole Dispositive Power
                           998,900
8.   Shared Dispositive Power
                           0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                           998,900
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*
                            N/A

11.  Percent of Class Represented by Amount in Row 9
                            6.64%

12.  Type of Reporting Person
                            IA



                             CONTINUED ON NEXT PAGE
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                PAGE 2 OF 5 PAGES



ITEM 1.   (a)      Name of Issuer:  Capital Trust-CL A

(b) Address of Issuer's Principal Executive Offices
	410 Park Aveneue, 14th Floor; New York, NY  10022

ITEM 2.   (a)      Name of Person Filing

                   Adelante Capital Management, LLC

          (b)      Address of Principal Business Office or, if none,
Residence

1995 University Avenue, Suite 225, Berkeley, CA 94704

          (c)      Citizenship:  Delaware

          (d)      Title of Class of Securities: Common stock

          (e)      CUSIP Number: 14052H506
ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or Dealer registered under Section 15 of the Act
          (b) [ ] Bank as defined in section 3(a)(6) of the Act
          (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
          (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940
          (e) [X] Investment Adviser registered under section 203 of Investment Advisors Act of 1940
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
          (g) [ ] Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)




                                PAGE 3 OF 5 PAGES



Item 4.   Ownership

If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)
(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned
                       	  998,900
          (b)  Percent of Class
                          6.64%
          (c)  Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote
                             None
               (ii)  shared power to vote or to direct the voted
                             None
               (iii) sole power to dispose or to direct the disposition of
                             998,900
               (iv)  shared power to dispose or to direct the disposition of
                             0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Not Applicable

Item 6.  Ownership of more than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         All shares owned on behalf of our clients


                          PAGE 4 OF 5 PAGES

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii) (G), so indicated under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1 (c), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b) (ii) (H), so Indicate under item 3 (h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1 (c) attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not Applicable.

Item 10. Certification

The following certification shall be included if the statement is filed Pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            PAGE 5 OF 5 PAGES

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2004.

                                 ADELANTE CAPITAL MANAGEMENT LLC


                                 By: /s/ Mark A. Hoopes
                                    Name: Mark A. Hoopes
                                    Title: Compliance Officer